SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) or 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

SUNPOWER CORPORATION

(Name of Subject Company (Issuer))

SUNPOWER CORPORATION

(Name of Filing Persons (Offeror))

0.75% Senior Convertible Debentures Due 2027

(Title of Class of Securities)

867652 AB 5

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

3939 North First Street

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 3939 North First Street San Jose, California 95134 (408) 240-5500	Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$143,883,000	$10,259

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 0.75% senior convertible debentures due 2027 for the principal amount outstanding plus accrued and unpaid interest to but excluding August 2, 2010.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO”) is filed by SunPower Corporation, a Delaware corporation (“SunPower”), and relates to a mandatory offer to repurchase for cash the 0.75% Senior Convertible Debentures due 2027 issued by SunPower on July 31, 2007 (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Debentures, the Company Repurchase Notice to Holders of its Debentures, dated July 2, 2010 (the “Company Repurchase Notice”) and filed as Exhibit (a)(1)(A), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(1), to this Schedule TO. The terms of the Debentures and the Indenture require that, at the option (the “Option”) of each holder of Debentures (each a “Holder”), SunPower must repurchase all or a portion of the Debentures held by such Holders in increments of $1,000 principal amount on August 2, 2010.

The Debentures were issued pursuant to an Indenture, dated as of February 7, 2007, by and between the SunPower and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, dated as of July 31, 2007 (as so supplemented, the “Indenture”), by and between SunPower and the Trustee.

The Option will expire at 5:00 p.m., New York City time, on August 2, 2010. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

SunPower is the issuer of the Debentures and is obligated to repurchase all Debentures properly surrendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Debentures and the conditions set forth in the Company Repurchase Notice, filed as Exhibit (a)(1)(A) to this Schedule TO-I. Under certain circumstances, the Debentures may be convertible into 12.1599 shares of the Company’s class A common stock per $1,000 principal amount of Debentures, subject to adjustment under certain circumstances specified in the Indentures. None of the Debentures is currently convertible into class A common stock.

SunPower’s executive offices are located at 3939 First Street, San Jose, California 95134. SunPower’s telephone number is (408) 240-5500.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Repurchase Notice is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

(a) SunPower believes that its financial condition is not material to a decision by a Holder whether to put the Holder’s Debentures to SunPower, because the consideration being offered to Holders consists solely of cash, the offer is not subject to any financing conditions, the offer applies to all outstanding Debentures, and SunPower is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of SunPower and its consolidated subsidiaries are reported electronically on EDGAR.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Company Repurchase Notice to Holders of its 0.75% Senior Convertible Debentures due 2027, dated July 2, 2010.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated February 7, 2007, by and among SunPower and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 10.2 to SunPower’s Current Report on Form 8-K filed on February 8, 2007.

(d)(2)	Form of Second Supplemental Indenture, by and among SunPower and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to SunPower’s Current Report on Form 8-K filed on July 26, 2007.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNPOWER CORPORATION

By:	/S/ BRUCE R. LEDESMA
Name:	Bruce R. Ledesma
Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: July 2, 2010

EXHIBIT INDEX

(a)(1)(A)	Company Repurchase Notice to Holders of its 0.75% Senior Convertible Debentures due 2027, dated July 2, 2010.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated February 7, 2007, by and among SunPower and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 10.2 to SunPower’s Current Report on Form 8-K filed on February 8, 2007.

(d)(2)	Form of Second Supplemental Indenture, by and among SunPower and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to SunPower’s Current Report on Form 8-K filed on July 26, 2007.

(g)	Not applicable.

(h)	Not applicable.

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